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RECD S.E.C.
NOV 24 2003
1083

WRITER'S DIRECT LINE

202 682-7296

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

November 24, 2003

03037768

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Greencore Group plc
Commission File Number 82-4908

Dear Sir:

On behalf of Greencore Group plc, a company organized under the laws of the Republic of Ireland (File No. 82-4908), we are enclosing herewith documents containing information required to be furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended. The Commission file number of Greencore Group plc has been indicated in the upper right hand corner of each unbound page and the first page of each bound document enclosed herewith.

Please acknowledge receipt of this letter and the accompanying documents by endorsing the enclosed copy of this letter and returning it to our waiting messenger.

Very truly yours,

Gregory A. Bailey

Gregory A. Bailey
Managing Clerk

Dlw 12/1

DC1:\132053\01\2TW501!.DOC\50627.0004

GREENCORE GROUP PLC

CONTACT: MS. C. M. BERGIN

TELEPHONE: +353 1 605 1029
FAX: +353 1 605 1104

BOARD CHANGES AT GREENCORE GROUP PLC ("GREENCORE")

The Board of Greencore announced today that Peter Woodall has retired from the Board and from his position as managing director – pizza with effect from 7th November, 2003 having reached his normal retirement age.

Tony Hynes, chief operating officer, in addition to his existing responsibilities for Greencore's ingredients and agribusinesses and cross group processes, has assumed direct management responsibility for the pizza division going forward.

Commenting on the changes David Dilger said "Peter has made a very significant contribution to our Group and our business both before and after the completion of our acquisition of Hazlewood Foods. We thank him for his efforts and commitment and wish him every happiness on his retirement".

C. M. Bergin
Group Company Secretary

Greencore Group plc,
St. Stephen's Green House,
Earlsfort Terrace,
Dublin 2.

7th November, 2003.

GREENCORE GROUP PLC

CONTACT: PATRICK KENNEDY TEL: +35316051003

US PRIVATE PLACEMENT RAISES US$302 MILLION (EQUIVALENT) OF LONG TERM DEBT

Greencore Group plc ("Greencore") has completed a private placement of US$302 million (equivalent) in senior notes with nine institutional investors. The notes have been issued in US Dollars and Sterling and comprise US$130 million, US$72 million and US$ 100 million (equivalent) in 7, 10 and 12 year maturities respectively, repayable in 2010, 2013 and 2015. The average maturity of the new financing exceeds 9 years while the average interest rates are 5.47% and 5.76% for the Dollar and Sterling components respectively.

The funds raised are being used to repay existing bank borrowings and will lengthen the company's debt maturity profile. The US Dollar element of the financing has been swapped into Sterling.

The initial offer of US$150 million was almost three times subscribed, enabling the company to increase the issue size to US$302 million whilst achieving an attractive coupon.

Patrick Kennedy, Chief Financial Officer of Greencore, said:

"The completion of this financing is an important step in securing for Greencore a capital structure that will support the continued development of the Group. This is a strong endorsement of the business restructuring which we have effected over the past two years, and demonstrates the confidence that the capital markets have in Greencore's business portfolio, strategy and long term prospects"

PATRICK KENNEDY
CHIEF FINANCIAL OFFICER

GREENCORE GROUP PLC
ST. STEPHEN'S GREEN HOUSE,
EARLFORT TERRACE,
DUBLIN 2.

28 OCTOBER 2003